ISSUER FREE WRITING PROSPECTUS

Dated May 8, 2014

Filed Pursuant to Rule 433

Registration No. 333-185111

May 2014

Dear Financial Advisor,

We are pleased to announce that CPA®:18 – Global has raised approximately $750 million of its $1 billion offering as of April 30, 2014. Assuming sales continue at their current pace, we expect to reach $1 billion on or before June 30, 2014. In light of the strong pace of recent fundraising and our assessment of the current investment climate, we believe that it is in CPA®:18 – Global’s best interest to discontinue the sales of Class A shares as of June 30, 2014.  Beginning July 1, only Class C shares will be available. In order to accommodate the final sales of Class A shares and the continued sale of Class C shares, we may reallocate up to $250 million of the shares currently reserved for our distribution reinvestment plan to our primary offering.

Our decision to moderate the pace of our fundraising by limiting sales to Class C shares is consistent with W. P. Carey’s 35-year disciplined investment approach for the CPA® programs. As those of you who have worked with W. P. Carey in the past know, we have always focused on investing prudently and have strived to maintain a balance between fundraising and investing. Today, the investment environment remains competitive. As of March 31, 2014, CPA®:18 – Global has acquired 18 properties in four countries, for a total investment of approximately $518 million, of which approximately $253 million was sourced from financing with the remaining portion sourced from offering proceeds. While our investment pipeline remains strong, we still have a significant amount of investor capital available to invest. We believe our decision to continue sales of only the Class C shares, which have to date sold at a slower pace than the Class A shares, will moderate the pace of fundraising while we identify investments that we believe will provide investors with the solid, risk-adjusted returns that have become the hallmark of our CPA® programs.

Some financial advisors may not be familiar with CPA®:18 – Global’s Class C shares. We believe that the Class C shares provide investors and financial advisors with additional flexibility. CPA®:18 – Global’s Class C shares have lower upfront fees and commissions than Class A shares and provide for an annual distribution and servicing fee. Investors purchase shares at $9.35, compared with $10.00 for Class A shares, and receive lower current distributions while the shareholder servicing fees are being paid. For a more complete description of CPA®:18 – Global’s Class C shares, please review CPA®:18 – Global’s prospectus. If you have further questions, I encourage you to speak with your Carey Financial Sales Team member.

CPA®:18 – Global continues to perform well and we believe that we are well-positioned to execute on its investment strategy. We look forward to continuing to put investors’ money to work wisely and we thank you for your continued confidence and support as we do so.

If you have any questions or would like additional information about CPA®:18 – Global, please contact your Carey Financial Sales Team at 1-877-WPC REIT (972-7348) or cpa18global@wpcarey.com.

With best regards,

Trevor P. Bond

President and CEO

CPA®:18 – Global has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents CPA®:18 – Global has filed with the SEC for more complete information about CPA®:18 – Global and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, CPA®:18 – Global will arrange to send you the prospectus if you request it by calling toll free 1-800-WP CAREY (972-2739) or by accessing CPA®:18 – Global’s website at www.cpa18global.com.